February 7, 2008

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Financial Services Group
100 F Street, NE
Washington, D.C.  20549-4561
Attention: Michael Clampitt

Re:	nFinanSe Inc.
Amendment No. 2 on Form S-1 to Registration Statement on Form SB-2
Filed February 7, 2008
File No. 333-146974

Dear Mr. Clampitt:

In accordance with Rule 461 under the Securities Act of 1933, as amended, nFinanSe Inc. (the “Company”) hereby requests the acceleration of the effective date of the above referenced Registration Statement so that it will become effective Monday, February 11, 2008, at 12:00 P.M. (EST) or as soon thereafter as practicable.

In connection therewith, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NFINANSE INC.

By: /s/ Raymond P. Springer
Name:  Raymond P. Springer
Title:    Chief Financial Officer

1-PH/2845924.1